Filed pursuant to Rule 424(b)(3)
Registration Nos. 333-192880 and 333-194697

PROSPECTUS SUPPLEMENT NO. 4
(to Prospectus dated March 20, 2014)

BioLife Solutions, Inc.

A Minimum of 1,395,350 Units
A Maximum of 3,604,651 Units
Each Unit Consisting of
One Share of Common Stock and
One Warrant to Purchase One Share of Common Stock

The prospectus supplement modifies and supplements the prospectus of BioLife Solutions, Inc. dated March 20, 2014, as supplemented by supplement no. 1 dated March 25, 2014, supplement no. 2 dated May 8, 2014 and supplement no. 3 dated August 7, 2014, which relates to the offer, issuance and sale of 3,604,651 units, with each unit consisting of one share of common stock, $0.001 par value and one common stock warrant, and up to 3,604,651 shares of common stock upon exercise of the warrants at an exercise price of $4.75, subject to adjustment.

This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus, including any amendments or supplements thereto. This prospectus supplement is qualified in its entirety by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

This prospectus supplement includes the attached current report on Form 8-K, as filed with the Securities and Exchange Commission (the “SEC”) on September 30, 2014.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is September 30, 2014.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549
______________________________

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

September 29, 2014
Date of report (Date of earliest event reported)
____________________________________

BIOLIFE SOLUTIONS, INC.
(Exact Name of Registrant as Specified in Charter)

Delaware	0-18710	94-3076866

(State or Other Juris-	(Commission File No.)	(IRS Employer
diction of Incorporation)		Identification No.)

3303 Monte Villa Parkway, Bothell, WA 98021
(Address of principal executive offices, including zip code)

(425) 402-1400
(Registrant’s telephone number, including area code)
____________________________________

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencemnt communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Ruel 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

LLC Agreement

On September 29, 2014, BioLife Solutions, Inc. (the “Company”) entered into a limited liability company agreement (the “LLC Agreement”) with SAVSU Technologies, LLC, a Delaware limited liability company (“SAVSU”) to create a 20-year joint venture for the purpose of acquiring, developing, maintaining, owning, operating, leasing and selling an integrated platform of a cloud-based information service and precision thermal shipping products (the “Products”) based on SAVSU’s next generation EVO smart container shipment platform (the “Smart Containers”).

The joint venture vehicle, biologistex CCM, LLC, is structured as a Delaware limited liability company (“biologistex”).  The Company will make an initial capital contribution of $2.4 million, and SAVSU will contribute exclusive distribution rights to the Smart Containers under the Supply and Distribution Agreement (as defined below).  The Company will also pay SAVSU $1 million in consideration of SAVSU’s participation in biologistex.

The Company and SAVSU will be the only initial members of biologistex, holding 52% and 48%, respectively, of the outstanding units of membership interests (“Units”).  Distributions of net cash flow, if any, are to be made in proportion to the members’ ownership of Units.  Approval of both members is generally required for any matter subject to a member vote.  Units may not be transferred without, among other things, the consent of all members and the admission of the transferree as a member.  biologistex and the biologistex members have rights of first refusal with respect to certain proposed transfers of Units.

biologistex will be managed by a board of managers.  Each of the Company and SAVSU are entitled to appoint two members to the biologistex board of managers.  The approval of at least three of the four managers is generally required for any matter subject to a board of managers vote.

The LLC Agreement also contains customary representations and warranties and indemnity and confidential information provisions.

Supply and Distribution Agreement

On September 29, 2014, biologistex and SAVSU entered into a supply and distribution agreement (the “Supply and Distribution Agreement”) whereby biologistex became the exclusive, worldwide distributor of Smart Containers.  Pursuant to the Supply and Distribution Agreement, biologistex agrees to purchase a minimum number of Smart Containers over a 24 month period for an aggregate purchase price of approximately $2.6 million.  Under the terms of the agreement, SAVSU must fulfill all obligations required of it to permit biologistex to make the Products available for marketing, sales and acceptance of customer orders.  The Supply and Distribution Agreement has an initial term of 20 years unless terminated early by its terms.

The Supply and Distribution Agreement also contains customary warranty, performance and indemnity provisions and provisions addressing the protection of confidential information and intellectual property rights.

2

Services Agreement

On September 29, 2014, the Company and biologistex entered into a services agreement (the “Services Agreement” and, together with the LLC Agreement and the Supply and Distribution Agreement, the “Agreements”) whereby the Company will provide services to biologistex related to operations, sales, marketing, administration and development of a cloud-based software system for tracking and managing the Products (the “Services”).  The Supply and Distribution Agreement has an initial term of 20 years unless terminated early by its terms

Pursuant to the Services Agreement, the Company agreed to manage biologistex to achieve certain minimum sales targets within 12 and 24 months of the date of the agreement.  biologistex will pay the Company monthly for expenses incurred and certain overhead expenses.  In practice, until biologistex has achieved sufficient revenue to pay such expenses, it may be necessary for the Company to fund such reimbursements via inter-company loans to biologistex.

The Services Agreement also contains customary warranty and indemnity provisions and provisions addressing the protection of confidential information.

The foregoing summaries of the LLC Agreement, the Supply and Distribution Agreement and the Services Agreement are qualified in their entirety by reference to the text of each Agreement, copies of which will be attached as exhibits to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2014.

The Company issued a press release dated September 30, 2014 to announce the execution of the Agreements.  The press release is incorporated herein by reference and attached hereto as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press release dated September 30, 2014

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BIOLIFE SOLUTIONS, INC.

Date: September 30, 2014	By:	/s/ Daphne Taylor
Daphne Taylor
Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated September 30, 2014

5

Exhibit 99.1

BioLife Solutions Forms biologistex CCMSM
Joint Venture with SAVSU® Technologies to Market Intelligent, Controlled Temperature Containers for Biologics

Super-insulating Shippers Transmit Payload Location and Critical Status Information to Enable Cloud-based Cold Chain Management

BOTHELL, WA— September 30, 2014 —BioLife Solutions, Inc. (NASDAQ: BLFS), a leading developer, manufacturer and marketer of proprietary clinical grade hypothermic storage and cryopreservation freeze media and precision thermal shipping products for cells and tissues  (“BioLife” or the “Company”), today announced the formation of a joint venture under the brand name of biologistex Cold Chain Management (“CCM”), a play on biologistics, defined as the processes, tools, and data used to monitor and manage the movement of biologic materials such as vaccines, cells, tissues, and organs across time and space.

The joint venture is with SAVSU Technologies, LLC, a wholly owned subsidiary of Barson Corporation, with whom BioLife has an existing exclusive product distribution relationship.

biologistex CCM is a limited liability company, and the entity is majority held by BioLife Solutions, with SAVSU Technologies being the only other shareholder. biologistex CCM was formed to leverage SAVSU intellectual property related to controlled temperature containers and BioLife’s significant relationships and customer base in the high growth biobanking, drug discovery, and regenerative medicine markets.  biologistex CCM has received a 20-year exclusive worldwide distribution right to current and future SAVSU controlled temperature containers, including the EVO™ smart container. BioLife will make a multi-million dollar investment in connection with these transactions, and will manage all sales, marketing, technical, customer service, accounting, and fulfillment operations in its current Bothell, Washington facilities.

Mike Rice, BioLife’s President and CEO, commented on the formation of biologistex CCM by stating, “We are very pleased to announce the creation of biologistex CCM with SAVSU.  This is a great opportunity for BioLife’s sales and marketing team to introduce SAVSU’s next generation EVO smart container platform to our strategic markets, where we have built and maintain very strong relationships with hundreds of customers that can benefit from using improved biologistics tools.  Current alternatives in cold chain shippers include Styrofoam cooler type boxes and expensive vacuum panel devices, most of which do not currently include stand alone or embedded intelligence to monitor critical payload status and location.  Initial customer feedback on EVO and our logistics management portal has been very positive and we look forward to completing our beta customer program and the full product and service launch over the next few months.”

A 2013 visiongain Translational Regenerative Medicine market research report forecasts that the regenerative medicine market comprised of cell and gene therapies and tissue-engineered products will grow to more than $23 billion by 2024. BioLife expects to participate in this market growth by providing biopreservation media and precision thermal packaging products used to store, freeze, ship, and administer clinical cells and tissues to patients.  To date, BioLife’s proprietary biopreservation media products have been incorporated into over 130 hospital-approved and clinical trial stage regenerative medicine products and therapies.

Rice continued, “We believe we can drive substantial revenue and growth through biologistex CCM since precision temperature controlled shippers are highly complementary to our clinical grade biopreservation media products, as both offerings can extend stability, increase yield, and reduce costs for our customers’ cell and tissue-based biologic source material and manufactured regenerative medicine products.  We have an excellent opportunity to leverage the strong relationships we have in our core markets.”

Bruce McCormick, President of SAVSU Technologies, remarked on the creation of biologistex CCM with BioLife by stating, “We are keen to partner with BioLife to launch biologistex CCM and commence deployment and market adoption of our next generation smart shippers for temperature sensitive biologics. BioLife has established a significant base of customers, who along with clinicians and patients, can benefit from improved biologistics throughout the manufacturing and delivery chain.  We highly value BioLife’s reputation, scientific marketing approach and proven, high quality operations in their Bothell facilities.”

Dana Barnard, President & CEO of SAVSU’s parent company Barson Corporation, commented on the strategic decision to partner with BioLife to market SAVSU’s EVO smart shipper technology platform by stating, “We considered several factors leading to our decision to form the biologistex CCM joint venture with BioLife.  Speed to market is critical and BioLife’s existing relationships in our cross over markets, proven execution in driving adoption of disruptive tools, and their commitments to fund and manage the operations of the JV really convinced our board of directors that this is the best overall approach to market SAVSU’s next generation controlled temperature containers and the joint venture’s related customer management portal.”

In December 2013, the IMARC Group published its Global Healthcare Cold Chain Logistics Market Report & Forecast.  This includes a forecast that the demand for cold chain packaging and instrumentation services will grow from $3.2 billion in 2013 to $5.1 billion in 2018.

About SAVSU® Technologies

SAVSU® designs and builds solutions to ensure the safe delivery and storage of medicines and biologics used to provide global health. Our mission is to improve global health by greatly reducing the waste and risks associated with the improper freezing and overheating of thermal-sensitive medicines and biologics. SAVSU® has developed proprietary state-of-the-art technology to ultimately lower costs and improve delivery of these most essential materials.  For more information please visit www.savsu.com.

About Barson

Created in 1974, Barson is a private company that invests in and manages companies organized around high performance materials and processes.  Subsidiaries include: hitemco (high performance surfaces for aerospace and energy), himed (bioactive coatings, solids and powders for the orthopedic and dental markets), and SAVSU (high performance transport and storage containers for temperature sensitive biologics and medicines). For more information please www.barson.us.

About BioLife Solutions

BioLife Solutions develops, manufactures and markets hypothermic storage and cryopreservation solutions and precision thermal shipping products for cells, tissues, and organs. BioLife also performs contract aseptic media formulation, fill, and finish services. The Company’s proprietary HypoThermosol® and CryoStor® platform of solutions are highly valued in the biobanking, drug discovery, and regenerative medicine markets. BioLife’s biopreservation media products are serum-free and protein-free, fully defined, and are formulated to reduce preservation-induced cell damage and death.  BioLife’s enabling technology provides commercial companies and clinical researchers significant improvement in shelf life and post-preservation viability and function of cells, tissues, and organs.  For more information please visit www.biolifesolutions.com, and follow BioLife on Twitter.

This press release contains forward-looking statements, including, but not limited to, statements concerning the anticipated business and operations of our new joint venture, the potential utility of and market for its planned products and services, its expected finances, potential revenue growth and market expansion, and third party projections regarding the future market for regenerative medicine and cold chain packaging and instrumentation services. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. These statements are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements, including among other things, reliance upon SAVSU for completing the development and manufacturing of biologistex CCM’s products and joint decision-making within biologistex CCM; uncertainty regarding market adoption of products; uncertainty regarding third party market projections; market volatility; competition; litigation; uncertainty regarding our ability to reduce or reallocate overhead expenses related to ORS; the need to negotiate and execute definitive agreements with SAVSU Technologies, Inc., in order to proceed with the planned biologistex CCM product line; and those other factors described in our risk factors set forth in our filings with the Securities and Exchange Commission from time to time, including our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. We undertake no obligation to update the forward-looking statements contained herein or to reflect events or circumstances occurring after the date hereof, other than as may be required by applicable law.

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Media & Investor Relations
Daphne Taylor
Senior Vice President, Chief Financial Officer
(425) 402-1400
dtaylor@biolifesolutions.com